UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                       February
20, 2020
  Douglas L. Dethy
  President
  D.C. Capital Advisors, Ltd.
  800 Third Avenue, 39th Floor
  New York, New York 10022

          Re:     Superior Industries International, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on February 19, 2020 by D.C. Capital Advisors, Ltd., et al.
                  File No. 001-06615

  Dear Mr. Dethy,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Preliminary Proxy Statement filed on Schedule 14A
  General
  1. Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.
  Quorum; Broker Non-votes; Discretionary Voting, page 20
  2. Inconsistent disclosures in this section suggest that the possibility remains that broker non-
     votes could exist. Please provide us with a brief legal analysis regarding the permissibility of broker non-votes in the instant contested solicitation, or revise to remove this inconsistency.
  Additional Participant Information, page 22
  3. Please refer to the following sentence on page 22: "Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own." Advise us of the legal basis upon which beneficial ownership could be disclaimed by such persons. Please refer to In re Coca Cola Co., Exchange Act Release No. 13,655 (June
     21, 1977); and In re Douglas Kass, Exchange Act Release No. 31,046 (August 17, 1992).
 Douglas L. Dethy
D.C. Capital Advisors, Ltd.
February 20, 2020
Page 2


    Form of Proxy

4. Please refer to the following statement: "There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected." Please revise to conform to the fact that the participants have only nominated one director candidate.

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

 cc:    Elizabeth Gonzalez-Sussman, Esq.